                                                                  Exhibit (b)(4)

                             Amendment to By-Laws

                                      of

                          Flagship Admiral Funds Inc.

The By-Laws of Flagship Admiral Funds Inc., a Maryland corporation, (the "Fund") have been amended by unanimous vote of the Board of Directors at a meeting duly called, convened and held on October 29, 1998, to read as follows:

     WHEREAS, the Fund's By-Laws permit shareholders to cast a vote at any regular or special meeting of shareholders either in person or by proxy; and

     WHEREAS, such proxies are currently returned to the Fund by means of the United States Postal Service or by overnight courier; and

     WHEREAS, the Board now deems it beneficial to include the submission of proxies by telephonic and electronic means.

     NOW, THEREFORE, BE IT RESOLVED, that the Fund's by-laws be amended to include the following:

        Article II - Meetings of Stockholders - Section 8.1 Proxy Representation. A Shareholder may cast or authorize the casting of a vote by filing a written appointment of a proxy with an officer of the Fund at or before the meeting at which the appointment is to be effective. The placing of a Shareholder's name on a proxy pursuant to telephonic or electronically transmitted instructions (including, without limitation, instructions transmitted over the Internet) obtained pursuant to procedures which are reasonably designed to verify that such instructions have been authorized by such Shareholder, shall constitute execution of such proxy by or on behalf of such Shareholder.